IFC | International Finance Corporation
World Bank Group



File No. 83-5
Regulation IFC: Rule 3

November 17, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its U.S. $2,000,000,000 2.125 per cent. Notes due November 17, 2017, dated November 17, 2010.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Wolfram Fischer

Wolfram Fischer
Chief Counsel

Attachments

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S. $2,000,000,000 2.125 per cent. Notes due November 17, 2017
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: November 17, 2010

The following information regarding an issue of U.S. $2,000,000,000 aggregate principal amount of Notes due November 17, 2017 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 16, 2010 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the "Uniform Fiscal Agency Agreement"), the Final Terms dated as of November 15, 2010 (the "Final Terms"), and the Terms Agreement dated as of November 15, 2010 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S. $2,000,000,000 2.125 per cent. Notes due November 17, 2017.

On initial issue, the Notes will be issued in uncertificated bookentry form ("Fed Bookentry Notes") through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A "Holding Institution" is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b) Interest Rate/Interest Payment Date. 2.125 per cent per annum payable semi-annually in arrears on November 17 and May 17 in each year, commencing November 17, 2011. See, Final Terms, Item 15.

(c) Maturity Date. November 17, 2017.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Uniform Fiscal Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. The Notes have been admitted for trading on the Luxembourg Stock Exchange.

(i) Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Dexia Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealers, party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 99.102 per cent. of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. RBS Securities Inc. has been appointed Stabilization Manager.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 16, 2010);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2010-0059 adopted June 28, 2009 by the Board of Directors of the Corporation;[3]

E. Uniform Fiscal Agency Agreement (effective July 20, 2006);[4]

F. Final Terms (as of November 15, 2010); and

G. Terms Agreement (as of November 15, 2010).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 16, 2010.

2 Filed on September 17, 2008.

3 Filed on July 28, 2010.

4 Filed on August 14, 2006.

Final Terms dated as of November 15, 2010


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of

U.S. $2,000,000,000 2.125 per cent. Notes due November 17, 2017

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1079
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollars (U.S.$)
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S. $2,000,000,000
	(ii) Tranche:	U.S. $2,000,000,000
5.	Issue Price:	99.252 per cent. of the Aggregate Nominal Amount

6.	(i) Specified Denominations:	U.S. $1,000 and integral multiples thereof
	(ii) Calculation Amount:	U.S. $1,000
7.	Issue Date:	November 17, 2010
8.	Maturity Date:	November 17, 2017
9.	Interest Basis:	2.125 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable
	(i) Rate of Interest:	2.125 per cent. per annum
	(ii) Interest Payment Dates:	May 17 and November 17 in each year, commencing May 17, 2011
	(iii) Fixed Coupon Amount:	U.S. $10.625 per Calculation Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360 (unadjusted)
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable

22.	Final Redemption Amount of each Note:	U.S. $1,000 per Calculation Amount
23.	Early Redemption Amount:	U.S. $1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes:	Not Applicable
29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	
	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Deutsche Bank AG, London Branch - U.S.$ 640,000,000 RBS Securities Inc. - U.S.$ 640,000,000 UBS Limited - U.S.$ 640,000,000 Barclays Bank PLC- U.S.$ 10,000,000 BNP Paribas - U.S.$ 10,000,000 Credit Suisse Securities (Europe) Limited - U.S.$ 10,000,000 Daiwa Capital Markets Europe Limited - U.S.$ 10,000,000 HSBC Securities (USA) Inc. - U.S.$ 10,000,000 J.P. Morgan Securities Ltd. - U.S.$ 10,000,000 Merrill Lynch International - U.S.$ 10,000,000 Nomura International plc - U.S.$ 10,000,000

	c/o RBS Securities Inc. 600 Washington Boulevard Stamford, CT 06901 Attention: Debt Capital Markets Syndicate Facsimile: 203-873-4534
(ii) Date of Terms Agreement:	As of November 15, 2010
(iii) Stabilizing Manager(s) (if any):	RBS Securities Inc.
34. If non-syndicated, name and address of Dealer:	Not Applicable
35. Total commission and concession:	0.150 per cent. of the Aggregate Nominal Amount
36. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: 

Duly authorized

DC_LAN01:257117.3

PART B – OTHER INFORMATION

LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application will be made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from November 17, 2010

RATINGS

Ratings:	Notes under the Program have been rated: S & P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950KBJ88
Common Code:	056056467
CUSIP:	45950KBJ8
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

ANNEX G

EXECUTION VERSION

TERMS AGREEMENT NO. 1079 UNDER THE STANDARD PROVISIONS

Dated as of November 15, 2010

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agree to purchase from you (the "**Corporation**") the Corporation's U.S. $2,000,000,000 2.125 per cent. Notes due November 17, 2017 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 10:00 a.m. New York City time on November 17, 2010 (the "**Settlement Date**") at an aggregate purchase price of U.S. $1,982,040,000 (which is 99.102% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein, the term "**Time of Sale**" refers to 12:15 p.m. New York City time on November 10, 2010 and the term "**Dealers**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation referred to in Clause 6.1, and a certificate of the Secretary of the Corporation referred to in Clause 6.2, of the Standard Provisions, each dated as of the Settlement Date.

5 The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of (i) a validity opinion of the Corporation's internal counsel

referred to in Clause 6.3 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date (provided that the delivery of such validity opinion by the Corporation shall be subject to the condition that counsel to the undersigned also shall have delivered a validity opinion to the undersigned on the Settlement Date), (ii) a validity opinion of Sullivan & Cromwell LLP, counsel to the undersigned, referred to in Clause 6.4 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date, (iii) a disclosure letter of the Corporation's internal counsel referred to in Clause 6.5 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date, (iv) a disclosure letter of Sullivan & Cromwell LLP referred to in Clause 6.5 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date, and (v) an accountants' letter referred to in Clause 6.6 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date.

6 The Corporation agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.252 per cent. less a combined management and underwriting fee and selling concession of 0.150 per cent. of the nominal amount).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

7 Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. ABA No. 021000021 JPMCHASE/GREENWICH; and payment of the purchase price specified above shall be delivered in immediately available funds to the Corporation's account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

8 In accordance with the provisions of Clause 4.6 of the Standard Provisions, the Dealers have appointed RBS Securities Inc. as Stabilizing Manager with respect to this issue of Notes.

9 The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

10 In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

11 Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any

rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

12 For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

13 If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

14 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

15 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DEUTSCHE BANK AG, LONDON BRANCH
RBS SECURITIES INC.
UBS LIMITED
BARCLAYS BANK PLC
BNP PARIBAS
CREDIT SUISSE SECURITIES (EUROPE) LIMITED
DAIWA CAPITAL MARKETS EUROPE LIMITED
HSBC SECURITIES (USA) INC.
J.P. MORGAN SECURITIES LTD.
MERRILL LYNCH INTERNATIONAL
NOMURA INTERNATIONAL PLC

By: **RBS SECURITIES INC.**

By: 
Name: JAMES STIRLING
Title: MANAGING DIRECTOR

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________________
Name:
Title:

DEUTSCHE BANK AG, LONDON BRANCH
RBS SECURITIES INC.
UBS LIMITED
BARCLAYS BANK PLC
BNP PARIBAS
CREDIT SUISSE SECURITIES (EUROPE) LIMITED
DAIWA CAPITAL MARKETS EUROPE LIMITED
HSBC SECURITIES (USA) INC.
J.P. MORGAN SECURITIES LTD.
MERRILL LYNCH INTERNATIONAL
NOMURA INTERNATIONAL PLC

By: RBS SECURITIES INC.

By: ______________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: 
Name:
Title:

DC_LAN01:257124.4

SCHEDULE I

Dealer	Nominal Amount of Notes
Joint Lead Managers	
Deutsche Bank AG, London Branch	$640,000,000
RBS Securities Inc.	$640,000,000
UBS Limited	$640,000,000
Co-Managers	
Barclays Bank PLC	$10,000,000
BNP Paribas	$10,000,000
Credit Suisse Securities (Europe) Limited	$10,000,000
Daiwa Capital Markets Europe Limited	$10,000,000
HSBC Securities (USA) Inc.	$10,000,000
J.P. Morgan Securities Ltd.	$10,000,000
Merrill Lynch International	$10,000,000
Nomura International plc	$10,000,000
Total:	**$2,000,000,000**

SCHEDULE II

Notice Details of the Dealers:

c/o RBS Securities Inc.

600 Washington Boulevard

Stamford, CT 06901

Attention:	Debt Capital Markets Syndicate
Facsimile:	203-873-4534

IFC | International Finance Corporation
World Bank Group

File No. 83-5
Regulation IFC: Rule 3

November 17, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its U.S. $2,000,000,000 2.125 per cent. Notes due November 17, 2017, dated November 17, 2010.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Wolfram Fischer

Wolfram Fischer
Chief Counsel

Attachments

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S. $2,000,000,000 2.125 per cent. Notes due November 17, 2017
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: November 17, 2010

The following information regarding an issue of U.S. $2,000,000,000 aggregate principal amount of Notes due November 17, 2017 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 16, 2010 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the "Uniform Fiscal Agency Agreement"), the Final Terms dated as of November 15, 2010 (the "Final Terms"), and the Terms Agreement dated as of November 15, 2010 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S. $2,000,000,000 2.125 per cent. Notes due November 17, 2017.

On initial issue, the Notes will be issued in uncertificated bookentry form ("Fed Bookentry Notes") through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A "Holding Institution" is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b) Interest Rate/Interest Payment Date. 2.125 per cent per annum payable semi-annually in arrears on November 17 and May 17 in each year, commencing November 17, 2011. See, Final Terms, Item 15.

(c) Maturity Date. November 17, 2017.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Uniform Fiscal Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. The Notes have been admitted for trading on the Luxembourg Stock Exchange.

(i) Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Dexia Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealers, party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 99.102 per cent. of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. RBS Securities Inc. has been appointed Stabilization Manager.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 16, 2010);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2010-0059 adopted June 28, 2009 by the Board of Directors of the Corporation;[3]

E. Uniform Fiscal Agency Agreement (effective July 20, 2006);[4]

F. Final Terms (as of November 15, 2010); and

G. Terms Agreement (as of November 15, 2010).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 16, 2010.

2 Filed on September 17, 2008.

3 Filed on July 28, 2010.

4 Filed on August 14, 2006.

Final Terms dated as of November 15, 2010


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of

U.S. $2,000,000,000 2.125 per cent. Notes due November 17, 2017

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1079
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollars (U.S.$)
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S. $2,000,000,000
	(ii) Tranche:	U.S. $2,000,000,000
5.	Issue Price:	99.252 per cent. of the Aggregate Nominal Amount

6.	(i) Specified Denominations:	U.S. $1,000 and integral multiples thereof
	(ii) Calculation Amount:	U.S. $1,000
7.	Issue Date:	November 17, 2010
8.	Maturity Date:	November 17, 2017
9.	Interest Basis:	2.125 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable
	(i) Rate of Interest:	2.125 per cent. per annum
	(ii) Interest Payment Dates:	May 17 and November 17 in each year, commencing May 17, 2011
	(iii) Fixed Coupon Amount:	U.S. $10.625 per Calculation Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360 (unadjusted)
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable

22.	Final Redemption Amount of each Note:	U.S. $1,000 per Calculation Amount
23.	Early Redemption Amount:	U.S. $1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes:	Not Applicable
29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	
	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Deutsche Bank AG, London Branch - U.S.$ 640,000,000 RBS Securities Inc. - U.S.$ 640,000,000 UBS Limited - U.S.$ 640,000,000 Barclays Bank PLC- U.S.$ 10,000,000 BNP Paribas - U.S.$ 10,000,000 Credit Suisse Securities (Europe) Limited - U.S.$ 10,000,000 Daiwa Capital Markets Europe Limited - U.S.$ 10,000,000 HSBC Securities (USA) Inc. - U.S.$ 10,000,000 J.P. Morgan Securities Ltd. - U.S.$ 10,000,000 Merrill Lynch International - U.S.$ 10,000,000 Nomura International plc - U.S.$ 10,000,000

		c/o RBS Securities Inc. 600 Washington Boulevard Stamford, CT 06901 Attention: Debt Capital Markets Syndicate Facsimile: 203-873-4534
	(ii) Date of Terms Agreement:	As of November 15, 2010
	(iii) Stabilizing Manager(s) (if any):	RBS Securities Inc.
34.	If non-syndicated, name and address of Dealer:	Not Applicable
35.	Total commission and concession:	0.150 per cent. of the Aggregate Nominal Amount
36.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: 

Duly authorized

PART B – OTHER INFORMATION

LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application will be made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from November 17, 2010

RATINGS

Ratings:	Notes under the Program have been rated: S & P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950KBJ88
Common Code:	056056467
CUSIP:	45950KBJ8
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

TERMS AGREEMENT NO. 1079 UNDER THE STANDARD PROVISIONS

Dated as of November 15, 2010

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agree to purchase from you (the "**Corporation**") the Corporation's U.S. $2,000,000,000 2.125 per cent. Notes due November 17, 2017 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 10:00 a.m. New York City time on November 17, 2010 (the "**Settlement Date**") at an aggregate purchase price of U.S. $1,982,040,000 (which is 99.102% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notcs**" refers to the Notes as defined herein, the term "**Time of Sale**" refers to 12:15 p.m. New York City time on November 10, 2010 and the term "**Dealers**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation referred to in Clause 6.1, and a certificate of the Secretary of the Corporation referred to in Clause 6.2, of the Standard Provisions, each dated as of the Settlement Date.

5 The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of (i) a validity opinion of the Corporation's internal counsel

referred to in Clause 6.3 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date (provided that the delivery of such validity opinion by the Corporation shall be subject to the condition that counsel to the undersigned also shall have delivered a validity opinion to the undersigned on the Settlement Date), (ii) a validity opinion of Sullivan & Cromwell LLP, counsel to the undersigned, referred to in Clause 6.4 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date, (iii) a disclosure letter of the Corporation's internal counsel referred to in Clause 6.5 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date, (iv) a disclosure letter of Sullivan & Cromwell LLP referred to in Clause 6.5 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date, and (v) an accountants' letter referred to in Clause 6.6 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date.

6 The Corporation agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.252 per cent. less a combined management and underwriting fee and selling concession of 0.150 per cent. of the nominal amount).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

7 Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. ABA No. 021000021 JPMCHASE/GREENWICH; and payment of the purchase price specified above shall be delivered in immediately available funds to the Corporation's account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

8 In accordance with the provisions of Clause 4.6 of the Standard Provisions, the Dealers have appointed RBS Securities Inc. as Stabilizing Manager with respect to this issue of Notes.

9 The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

10 In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

11 Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any

rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

12 For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

13 If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

14 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

15 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DEUTSCHE BANK AG, LONDON BRANCH
RBS SECURITIES INC.
UBS LIMITED
BARCLAYS BANK PLC
BNP PARIBAS
CREDIT SUISSE SECURITIES (EUROPE) LIMITED
DAIWA CAPITAL MARKETS EUROPE LIMITED
HSBC SECURITIES (USA) INC.
J.P. MORGAN SECURITIES LTD.
MERRILL LYNCH INTERNATIONAL
NOMURA INTERNATIONAL PLC

By: RBS SECURITIES INC.

By: 
Name: JAMES STIRLING
Title: MANAGING DIRECTOR

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________
Name:
Title:

DC_LAN01:257124.4

DEUTSCHE BANK AG, LONDON BRANCH
RBS SECURITIES INC.
UBS LIMITED
BARCLAYS BANK PLC
BNP PARIBAS
CREDIT SUISSE SECURITIES (EUROPE) LIMITED
DAIWA CAPITAL MARKETS EUROPE LIMITED
HSBC SECURITIES (USA) INC.
J.P. MORGAN SECURITIES LTD.
MERRILL LYNCH INTERNATIONAL
NOMURA INTERNATIONAL PLC

By: RBS SECURITIES INC.

By: ______________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL FINANCE CORPORATION

By: 
Name:
Title:

DC_LAN01:257124.4

SCHEDULE I

Dealer	Nominal Amount of Notes
Joint Lead Managers	
Deutsche Bank AG, London Branch	$640,000,000
RBS Securities Inc.	$640,000,000
UBS Limited	$640,000,000
Co-Managers	
Barclays Bank PLC	$10,000,000
BNP Paribas	$10,000,000
Credit Suisse Securities (Europe) Limited	$10,000,000
Daiwa Capital Markets Europe Limited	$10,000,000
HSBC Securities (USA) Inc.	$10,000,000
J.P. Morgan Securities Ltd.	$10,000,000
Merrill Lynch International	$10,000,000
Nomura International plc	$10,000,000
Total:	**$2,000,000,000**

SCHEDULE II

Notice Details of the Dealers:

c/o RBS Securities Inc.
600 Washington Boulevard
Stamford, CT 06901

Attention:	Debt Capital Markets Syndicate
Facsimile:	203-873-4534